UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NATIONAL HOLDINGS CORPORATION

(Name of Subject Company)

NATIONAL HOLDINGS CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

ROBERT B. FAGENSON

Chief Executive Officer

National Holdings Corporation

410 Park Avenue, 14th Floor

New York, NY 10022

(212) 417-8000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

KENNETH R. KOCH, ESQ.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, New York 10017

(212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (“Amendment No. 2”) further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 12, 2016, as amended and supplemented by Amendment No. 1 filed on September 7, 2016 (together with any amendments and supplements thereto, the “Schedule 14D-9”) by National Holdings Corporation, a Delaware corporation (the “Company”), relating to the tender offer by FBIO Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), which is a wholly-owned subsidiary of Fortress Biotech, Inc., a Delaware corporation (“Fortress”), to purchase all of the outstanding shares of common stock, par value $0.02 per share (the “Common Stock”) of the Company for $3.25 per share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer”). The Offer is described in a Tender Offer Statement filed by Fortress and Acquisition Sub under cover of Schedule TO with the SEC on August 12, 2016, as amended and supplemented by Amendment No. 1 filed on September 12, 2016 (together with all exhibits thereto and subsequent amendments thereto, the “Schedule TO”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 12, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 2.     Identity and Background of Filing Person

Item 2(b). “Identity and Background of Filing Person – Tender Offer” is hereby amended and supplemented by adding the following text thereto:

“The offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of Friday, September 9, 2016, and the Offer was not extended. Fortress was advised by Computershare Trust Company, N.A. that, as of the expiration of the Offer, a total of 6,748,868 Shares had been validly tendered and not withdrawn from the Offer (not including an aggregate of 288,717 Shares delivered through notices of guaranteed delivery), representing approximately 54% of the aggregate number of Shares then issued and outstanding.

All conditions to the Offer having been satisfied, Acquisition Sub has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer.

The number of Shares tendered pursuant to the Offer does not satisfy the Merger Condition. Therefore, Fortress and Acquisition Sub will not consummate the Merger, and the Company will remain a publicly-traded company.

On September 12, 2016, Fortress and the Company issued a press release announcing the expiration and preliminary results of the Offer. The full text of the press release is set forth as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

Item 9.     Exhibits

Item 9. “Exhibits” is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Joint Press Release of Fortress and the Company, dated September 12, 2016 (incorporated by reference to Amendment No. 1 to Schedule TO filed by Fortress on September 12, 2016)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL HOLDINGS CORPORATION

By:	/s/ Robert B. Fagenson

Name:	Robert B. Fagenson
Title:	Executive Chairman and Chief Executive Officer

Dated: September 12, 2016